# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Liberty Star Uranium & Metals Corp., CIK 0001172178
CUSIP: 53123T305
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2 East Congress Street, Suite 900, Tucson, Arizona (AZ), 85701
Date of event which requires filing of this statement: 03/04/2025
Amends the filing with accession number 0001493152-22-010554
Filed by CIK 0001569334
Persons authorized to receive notices and communications: Peter O'Heeron, 2 E. Congress St. Ste 900, Tucson, Arizona (AZ), 85701, 281-961-0481

## Reporting persons
- Peter O'Heeron (CIK 0001569334): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 146,790,838; shared voting power 0; sole dispositive power 146,790,838; shared dispositive power 0; aggregate amount beneficially owned 146,709,838 (79% of the class)
  Comment: The aggregate number of common securities is 146,709,838. It is a percentage of issued and outstanding of 79%. Current issued and outstanding shares are 86,743,909 plus 100,000,000 (Class A voting power) for 186,743,909.
  The share count includes 1,957,829 Options & 13,489,280 warrants which are all exercisable within 60 days and so included in the total, plus 500,000 Common Class A shares with voting power of 200 times each share for 100,000,000 for a total voting ownership of 146,709,838.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Liberty Star Uranium & Metals Corp.
Address of issuer's principal executive offices: 2 East Congress Street, Suite 900, Tucson, Arizona (AZ), 85701

## Item 2. Identity and Background
Name of person filing: Peter O'Heeron
Residence or business address: 2 E. Congress St. Ste. 900, Tucson, AZ 85701
Present principal occupation or employment: FibroBiologics, CEO 455 E. MEDICAL CENTER BLVD., SUITE 300, Houston, TX 77598
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal funds

## Item 4. Purpose of Transaction
Purpose of transaction: Investment

## Signatures
- Peter O'Heeron: /s/ Peter O'Heeron, Chairman of the Board (12/09/2025)